Exhibit 12.2

Computation of Ratio of Earnings to Fixed Charges
Excluding Interest on Deposits

	^	Fiscal Year Ended September 30,
	^	2008	2007	2006	2005	2004	^

Income before income taxes	^	36,997	40,447	42,850	40,825	38,338	^
Income tax expense	^	14,359	15,375	15,221	14,600	13,784	^
Net income	^	22,638	25,072	27,629	26,225	24,554	^
Fixed charges(1)	^	32,762	29,221	29,207	27,879	27,732	^
Earnings (for ratio calculation)	^	69,759	69,668	72,057	68,704	66,070	^
Ratio of earnings to fixed charges	^	2.13x	2.38 x	2.47 x	2.46 x	2.38 x	^
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(1)  In each case, fixed charges consist of interest expense on Federal Home Loan Bank advances and other borrowings.